Celestica Inc.

844 Don Mills Road

Toronto, Ontario MC3 1V7

Canada

416-448-5800

November 23, 2011

VIA Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:  Application for Withdrawal of Registration Statement on Form F-3 (File No. 333-177950)

Ladies and Gentlemen:

Reference is made to the above-captioned Registration Statement on Form F-3 (the “Registration Statement”) filed on November 14, 2011 by Celestica Inc. (the “Registrant”).  Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests withdrawal of the Registration Statement.

This withdrawal is requested by the Registrant because the Registration Statement was inadvertently filed as an “F-3” instead of the intended “F-3 ASR.”  Concurrently with this withdrawal, the Registrant will file a registration statement on Form F-3 ASR.

No securities have been sold under the Registration Statement.

If you have any questions regarding this filing, please do not hesitate to contact me at (416) 448-4620 or Lynn Toby Fisher, Esq. of Kaye Scholer LLP at (212) 836-8685.

Sincerely yours,

CELESTICA INC.

By:	/s/Elizabeth L. DelBianco
Name: Elizabeth L. DelBianco
Title: Chief Legal Officer